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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           MEDICAL NUTRITION USA, INC.
          -------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
          -------------------------------------------------------------
                         (Title of Class of Securities)


                                    58461X107
          -------------------------------------------------------------
                                 (CUSIP Number)


                                Francis A. Newman
                             Chief Executive Officer
                           Medical Nutrition USA, Inc.
                              10 West Forest Avenue
                           Englewood, New Jersey 07631
                                 (201) 569-1188

                                 With a copy to:

                             Thomas E. Hartman, Esq.
                               Foley & Lardner LLP
                         500 Woodward Avenue, Suite 2700
                          Detroit, Michigan 48226-3489
                                 (313) 234-7100
          -------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  JULY 28, 2006
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


     Potential Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

-----------------------                                  -----------------------
  CUSIP NO. 58461X107                13D                   Page 2 of 6 Pages
-----------------------                                  -----------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Francis A. Newman
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Citizen of the United Kingdom of Great Britain and Northern Ireland
--------------------------------------------------------------------------------
         NUMBER OF                7    SOLE VOTING POWER
          SHARES
       BENEFICIALLY                    2,341,929
         OWNED BY                 ----------------------------------------------
          EACH                    8    SHARED VOTING POWER
       REPORTING
         PERSON                        N/A
                                  ----------------------------------------------
                                  9    SOLE DISPOSITIVE POWER

                                       2,341,929
                                  ----------------------------------------------
                                  10   SHARED DISPOSITIVE POWER

                                       N/A
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,341,929
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.1% (1)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

(1) For more information on how this percentage was determined, see Item 5 below.

-----------------------                                  -----------------------
  CUSIP NO. 58461X107                13D                   Page 3 of 6 Pages
-----------------------                                  -----------------------

                                  SCHEDULE 13D

This Amendment No. 1 to Schedule 13D is being filed to amend the information in the Reporting Person's (as that term is defined below) original Statement of Beneficial Ownership on Schedule 13D, filed with the Securities and Exchange Commission on May 9, 2006.

Item 1.  Security and Issuer.

This Schedule 13D relates to the shares of common stock ("Common Stock") of Medical Nutrition USA, Inc. (the "Company"). The Company's principal offices are located at 10 West Forest Avenue, Englewood, New Jersey 07631.

Item 2.  Identity and Background.

(a-c)    This Schedule 13D is being filed by Francis A. Newman, the Chairman and
Chief Executive Officer of the Company (the "Reporting Person"). The principal business address of the Reporting Person is 10 West Forest Avenue, Englewood, New Jersey 07631. The principal business of the Reporting Person is to serve as the chief executive officer of the Company.

(d-e)    The Reporting Person has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of the Reporting Person is of the United Kingdom of Great Britain and Northern Ireland.

Item 3.  Source and Amount of Funds or Other Consideration.

The 2,341,929 shares of Common Stock were obtained by the Reporting Person as follows: (a) 250,000 shares of Common Stock were issued to the Reporting Person upon commencement of employment in March 2003; (b) 799,999 shares of Common Stock were acquired upon the exercise of certain warrants on April 23, 2006 at a per share price of $0.75 (the Reporting Person used an aggregate of $599,999 of his own personal funds to pay the aggregate exercise price of the warrants); (c) 70,583 shares of Common Stock were acquired on August 15, 2003 upon the conversion of certain promissory notes held by the Reporting Person (the Reporting Person received 66,667 shares of Common Stock from converted principal due under the note and 3,916 shares of Common Stock from converted interest accrued but unpaid under the note); (d) 82,681 shares of Common Stock were acquired on April 23, 2006 upon the conversion of certain promissory notes held by the Reporting Person (the Reporting Person received 66,666 shares of Common Stock from converted principal due under the note and 16,015 shares of Common Stock from converted interest accrued but unpaid under the note); (e) 826,666 shares of Common Stock were acquired on July 28, 2006 upon the conversion of certain promissory notes held by the Reporting Person (the Reporting Person received 666,666 shares of Common Stock from converted principal due under the note and 160,000 shares of Common Stock from converted interest accrued but unpaid under the note); and (f) options to purchase an aggregate of 312,000 shares of Common Stock granted to the Reporting Person, which options are immediately exercisable at per share prices ranging from $0.75 to $2.52.

-----------------------                                  -----------------------
  CUSIP NO. 58461X107                13D                   Page 4 of 6 Pages
-----------------------                                  -----------------------

Item 4.  Purpose of Transaction.

The transactions identified above were undertaken by the Reporting Person for investment purposes only. Other than as set forth above in this Item 4, the Reporting Person has no existing plan or proposal which relates to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Person may in the future engage in and may plan for his engagement in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

As of the date hereof, the Reporting Person could be deemed the beneficial holder of 2,341,929 shares of Common Stock of the Company, constituting 23.1% of the Company's outstanding Common Stock (see Calculating the Percentage Ownership below), including the shares of Common Stock to which this Schedule 13D relates. Of the 2,341,929 shares of Common Stock beneficially owned by the Reporting Person, the total includes: (a) 250,000 shares of Common Stock that were issued to the Reporting Person upon commencement of employment in March 2003; (b) 799,999 shares of Common Stock that were acquired upon the exercise of certain warrants on April 23, 2006 at a per share price of $0.75; (c) 70,583 shares of Common Stock that were acquired on August 15, 2003 upon the conversion of certain promissory notes held by the Reporting Person; (d) 82,681 shares of Common Stock that were acquired on April 23, 2006 upon the conversion of certain promissory notes held by the Reporting Person; (e) 826,666 shares of Common Stock that were acquired on July 28, 2006 upon the conversion of certain promissory notes held by the Reporting Person; and (f) options to purchase an aggregate of 312,000 shares of Common Stock granted to the Reporting Person, which options are immediately exercisable.

Calculating the Percentage Ownership: The percentages calculated above are based upon 10,141,769 shares of Common Stock of the Company outstanding as of June 7, 2006, as set forth in the Company's Quarterly Report on Form 10-QSB for the period ended April 30, 2006, plus 312,000 shares of Common Stock currently issuable upon the exercise of the derivative securities identified above.

(b) The Reporting Person has the sole power to vote or direct the vote of 2,341,929 shares of Common Stock of the Company. The Reporting Person has the sole power to dispose or direct the disposition of 2,341,929 shares of Common Stock of the Company.

(c) There were no transactions in the Common Stock by the Reporting Person during the prior 60 days, other than the transactions described herein.

(d) Not applicable.

(e) Not applicable.

-----------------------                                  -----------------------
  CUSIP NO. 58461X107                13D                   Page 5 of 6 Pages
-----------------------                                  -----------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Materials to Be Filed as Exhibits.

Not applicable.

-----------------------                                  -----------------------
  CUSIP NO. 58461X107                13D                   Page 6 of 6 Pages
-----------------------                                  -----------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 31, 2006


/s/ FRANCIS A. NEWMAN
------------------------------
Francis A. Newman